UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Corus Bankshares, Inc.
(Name of Issuer)

Common Stock, $.05 par value
(Title of Class of Securities)

220873103
(CUSIP Number)

Robert J. Glickman
973 Sheridan Road
Winnetka, IL  60093
(847) 784-0000

Copy to:

Mark D. Wood
525 W. Monroe Street
Chicago, IL  60661
(312) 902-5493
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON Robert J. Glickman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,938,946
	8	SHARED VOTING POWER 781,624
	9	SOLE DISPOSITIVE POWER 9,938,946
	10	SHARED DISPOSITIVE POWER 781,624
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 10,720,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON IN

ITEM 1.        SECURITY AND ISSUER

Name of Issuer:  Corus Bankshares, Inc.
Class of Equity Security:  Common Stock, $.05 par value
Address of Executive Offices:
3959 N. Lincoln Ave.
Chicago, IL  60613

ITEM 2.        IDENTITY AND BACKGROUND

(a) Robert J. Glickman
(b) Residential Address: 973 Sheridan Road, Winnetka, IL  60093
(c) Principal Occupation: Retired Executive.
(d) None
(e) None
(f) United States

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.        PURPOSE OF TRANSACTION

Robert Glickman currently plans to continue to dispose of certain shares of Common Stock of Corus Bankshares, Inc., a Minnesota corporation (the “Company”) in open market transactions for financial planning purposes (the “Planned Dispositions”).  Other than the Planned Dispositions, Robert Glickman does not have any present plans or proposals which relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

(a)           Robert Glickman is the beneficial owner of 10,720,570 shares of the Company’s Common Stock (the “Common Stock”), representing approximately 20.0% of the issued and outstanding Common Stock of the Company based on the 53,711,680 shares issued and outstanding as reported on the Company’s Quarterly Report on Form 10-Q for the period ending March 31, 2009.  The Robert and Caryn Glickman Foundation (the “Foundation”) is the record owner of 235,932 shares of Common Stock, over which Robert Glickman has shared voting and dispositive control with his wife Caryn Glickman.  The JAG Trust #3 (the “Children’s Trust”) is the record holder of 268,672 shares of Common Stock over which Robert Glickman has shared voting and dispositive control with his wife Caryn Glickman.  The Joseph C. Glickman Foundation (the “Glickman Foundation”) is the record owner of 277,020 shares of Common Stock, over which Robert Glickman has shared voting and dispositive control with Joseph C. Glickman.  Robert Glickman is deemed to be the beneficial owner of the Glickman Foundation shares, the Children’s Trust’s shares and the Foundation’s shares pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934.  Robert Glickman is the record owner of 9,938,946 shares of Common Stock, over which he has sole voting and dispositive control.  Robert Glickman’s unvested options to purchase Common Stock terminated upon his resignation from the Company on April 26, 2009 and his vested options to purchase Common Stock expired on May 26, 2009, thirty days following his resignation.

(b)          The response to Item 5(a) is incorporated herein by reference.

(c)          On May 22, 2009, Robert Glickman disposed of 763,751 shares of Common Stock beneficially owned by him, or 1.4% of the total issued and outstanding shares of the Company, which is deemed to be a material decrease in beneficial ownership pursuant to Rule 13d-2 of the Securities and Exchange Act of 1934.  The table attached hereto as Exhibit 99.1 sets forth the transactions effected by Robert Glickman in the Common Stock during the last 60 days and through 1.00 p.m. (CDT) on the date of the filing of this Schedule 13D.  All such transaction were open market transactions.

(d)         Not applicable.

(e)          Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Exhibit 99.1:            Transaction Listing Required by Item 5(c).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 1st day of June, 2009

Robert J. Glickman

/s/ Robert J. Glickman
Robert J. Glickman